Exhibit 5.1

4000 One Williams Center  |  Tulsa, OK 74172-0148  |  p 918-586-5711  |  f 918-586-8982  |  cwlaw.com

March 9, 2011

Continental Resources, Inc.

302 North Independence, Suite 1500

Enid, Oklahoma 73701

Re:	Offer and sale of up to 11,500,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Company”)

Ladies and Gentlemen:

We have acted as Oklahoma counsel to the Company and the selling shareholders (the “Selling Shareholders”) identified in the Prospectus Supplement (as defined below) in connection with the offer and sale by the Company of up to 10,670,000 shares of Common Stock of the Company (the “Company Shares”) (including up to 1,500,000 shares subject to the overallotment option granted by the Company to the underwriters offering the Company Shares) and by the Selling Shareholders of 830,000 shares of Common Stock of the Company (the “Selling Shareholder Shares”), which were registered pursuant to a registration statement on Form S-3 (File No. 333-168182) (the “Registration Statement”) and offered pursuant to that certain Prospectus Supplement dated March 3, 2011 (the “Prospectus Supplement”) and the accompanying Prospectus dated July 16, 2010 (the “Prospectus”).

In connection with our rendering of the opinions contained herein, we have examined (a) the Third Amended and Restated Certificate of Incorporation of the Company, (b) the Second Amended and Restated Bylaws of the Company, (c) the Registration Statement, (d) the Prospectus, and (e) the Prospectus Supplement. In addition, we have (x) examined such certificates of public officials and of corporate officers and directors and such other documents and matters as we have deemed necessary or appropriate, (y) relied upon the accuracy of facts and information set forth in all such documents, and (z) assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals, from which all such copies were made.

Based on the foregoing and subject to the other qualifications and limitations stated herein, we are of the opinion that:

1.	The Company Shares have been duly authorized and, when issued and delivered on behalf of the Company against payment therefor as described in the Registration Statement and the Prospectus Supplement, will be validly issued, fully paid and non-assessable.

Conner & Winters, LLP  |  Attorneys and Counselors at Law

Dallas, TX  |  Houston, TX  |  NW Arkansas  |  Oklahoma City, OK  |  Santa Fe, NM  |  Tulsa, OK  |  Washington, DC

Continental Resources, Inc.

March 9, 2011

2.	The Selling Shareholder Shares have been duly authorized and are validly issued, fully paid and non-assessable.

We are members of the bar of the State of Oklahoma. Our opinions expressed above are limited to the laws of the State of Oklahoma, and we do not express any opinion herein concerning the laws of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

The effective date of this opinion is the date first set forth above, and we do not undertake to advise you of any matter brought to our attention thereafter which would or may modify, in whole or in part, any or all of the foregoing. This opinion is limited to the matters expressly stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated.

Very truly yours, CONNER & WINTERS, LLP /s/ Conner & Winters, LLP